October 12, 2016

Andrew Mew

Senior Assistant Chief Accountant

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.

Form 8-K dated August 4, 2016

Filed August 4, 2016

File No. 001-31617

Dear Mr. Mew:

We are responding to comments received by letter dated September 28, 2016, regarding the Form 8-K filed August 4, 2016 by Bristow Group Inc. (the “Company”). For convenience, we have included the comments verbatim and added our responses below.

Form 8-K dated August 4, 2016

Exhibit 99.1

GAAP Reconciliations, page 13

1.	We note that you exclude rent expense from EBITDAR. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: Management believes that adjusted EBITDAR provides relevant and useful information, which is widely used by analysts, investors, rating agencies and competitors in our industry as well as by our management in assessing both consolidated and regional performance.

While rent expense is presented as a cash operating expense, it is not considered by management in assessing both consolidated and regional performance to be primarily an operating expense but rather a financing cost incurred primarily for leasing of assets when management makes the financial decision to lease an asset (primarily aircraft) rather than own an asset. In instances where assets are owned, we record depreciation expense on those assets rather than rent expense. In addition, where owned assets are financed with debt, we record interest expense. The incurrence of rent expense primarily results from a financing decision made by management as compared to depreciation expense with an owned asset, and in certain instances where debt financing is involved, interest expense. We therefore believe that Adjusted EBITDAR provides management, analysts, investors and rating agencies with an understanding of one aspect of our earnings before the impact of investing and financing transactions, and provides a useful supplemental measure of our operational performance before including the decisions regarding investment in and financing of our aircraft fleet and other assets through operating lease arrangements.

Bristow Group Inc.    2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t (713) 267 7600    f (713) 267 7620    bristowgroup.com

2.	Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We will revise our next earnings release and other future filings (Forms 10-Q and 10-K) to begin our reconciliation with GAAP results rather than non-GAAP results.

3.	We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The forward-looking non-GAAP guidance we presented is limited to EBITDAR for specific areas of our business, U.K. SAR, Eastern Airways and Airnorth. Our forward-looking guidance is limited to these specific areas of the business to allow investors and analysts to better model our future earnings as we believe LACE and LACE rate guidance and corporate cost guidance provide data to allow for modeling of the majority of our business excluding these areas. The most comparable GAAP measure to EBITDAR is net income (loss), which is not calculated at this lower level of our business as we do not allocate certain costs, including corporate and other overhead costs, interest expense and income taxes within our accounting system. In future earnings releases we will disclose: (a) the fact that net income (loss) is the nearest comparable GAAP measure to these forward looking non-GAAP guidance amounts, (b) that net income (loss) is not available at this level of the organization, and (c) that to provide this data would require unreasonable efforts in the form of allocations of other costs across the organization.

4.	It appears that “special items” related to Adjusted Net Loss includes an adjustment removing “additional depreciation related to fleet changes.” Please tell us what this represents, how it is calculated, and why you believe it should be removed from Adjusted Net Loss in order to reflect ongoing performance.

Response: In addition to our review of fixed assets (primarily our fleet of aircraft) for impairment triggers and the evaluation of the fair value of assets held for sale on a quarterly basis, we also review the impact that discrete fleet changes and resulting changes in estimated salvage values or remaining useful lives have on current and future depreciation for assets held for use. Any impairment of assets is charged to gain (loss) on disposal of assets, which we exclude from adjusted net income (loss) on a consistent basis every reporting period because we do not consider the ultimate disposition of assets (primarily aircraft) to be part of our ordinary primary ongoing operating activities, which is to provide aviation transportation services to our clients. We have consistently treated both gains and losses (including impairment charges) on asset dispositions as adjustments to adjusted net income (loss). Market conditions in recent reporting periods have resulted in more losses on aircraft dispositions, impairment charges and accelerated recognition of depreciation for certain aircraft models. Any additional depreciation required to be recorded as a result of discrete fleet changes and the resulting salvage value estimate or estimated remaining useful life changes is included in depreciation expense every reporting period. We believe the additional depreciation related to the impacts of discrete fleet changes above the normal depreciation recorded per our accounting policy (absent the impact of the discrete fleet changes) represents a special item similar to other special items that are not

Bristow Group Inc.    2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t (713) 267 7600    f (713) 267 7620    bristowgroup.com

considered to be reflective of the ongoing performance of our business (i.e., acceleration of aircraft exit or market changes due to decisions to exit such aircraft). In order to reflect the ongoing performance of our business, we believe the additional depreciation related to discrete fleet changes is properly removed. For example, in an instance where two aircraft have been identified for sale (i.e., a discrete fleet change decision to exit a certain aircraft type) with one aircraft meeting the held for sale criteria and the other still operating under a contract to end in six months, and therefore not meeting the held for sale criteria, the additional charges to expense are similarly adjusted for. For the held for sale aircraft any book value in excess of fair value is recorded as an impairment included within gain (loss) on disposal of assets. For the aircraft not available for sale immediately (due to the existing contract on such aircraft) that has not been impaired on a held-and-used basis, additional depreciation above the normal depreciation charge per our policy (absent the impact of the discrete fleet changes) is recorded over the remaining six month contract period at which time the second aircraft then meets the held for sale criteria. As any gain or loss on disposition, impairment of aircraft held for sale or additional depreciation as discussed above are all associated with the disposition of our fleet of assets and not part of our normal ongoing operation of aircraft for our clients (our primary business operation), we believe that all such items are properly excluded from adjusted net income (loss) as special items.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7683 or by fax at (713) 267-7649.

Sincerely,

Bristow Group Inc.

/s/ L. Don Miller
L. Don Miller
Senior Vice President and Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer
E. Chipman Earle, Senior Vice President, Chief Legal and Support Officer
John D. Geddes, Baker Botts L.L.P.
John D. Hopkins, KPMG LLP
Amy Geddes, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission

Bristow Group Inc.    2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t (713) 267 7600    f (713) 267 7620    bristowgroup.com